January 24, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Robert Shapiro
Doug Jones
Nicholas Nalbantian
Erin Jaskot

Re:	Haoxi Health Technology Limited
Registration Statement on Form F-1 (File No. 333-274214) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EF Hutton LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Standard Time, on January 25, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

EF Hutton LLC

By:	/s/ Sam Fleischmann
Name:	Sam Fleischmann
Title:	Supervisory Principal